767 Fifth Avenue New York, NY

10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

May 7, 2021

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	AltC Acquisition Corp.

Registration Statement on Form S-1

Filed March 15, 2021

File No. 333-254263

Ladies and Gentlemen:

On behalf of our client, AltC Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 11, 2021, relating to the Registration Statement on Form S-1 of the Company (File No. 333-254263) (the “Registration Statement”) filed with the Commission on March 15, 2021. We are concurrently filing via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. The changes reflected in Amendment No. 1 include other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Registration Statement on Form S-1

General

1.	Please revise your prospectus to describe the exclusive forum provision contained in Section 9.3 of Exhibit 4.4. Additionally, please include risk factor disclosure regarding the exclusive forum provisions in the warrant agreement and your amended and restated certificate of incorporation.

Securities and Exchange Commission

May 7, 2021

The Company acknowledges the Staff’s comment and respectively advises that Staff that the Company is no longer offering warrants. The Company has added a risk factor on page 54 regarding the exclusive forum provision in the Company’s amended and restated certificate of incorporation.

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Please contact the undersigned at (212) 310-8744 if you have any questions or need further information.

Sincerely yours,

/s/ Barbra J. Broudy

Barbra J. Broudy

cc:	Jay Taragin
Chief Financial Officer
AltC Acquisition Corp.